Exhibit 99.1

Hailiang Education Group Inc. Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2019

HANGZHOU, China, June 6, 2019 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education (HLG)" or the "Company"), an educational services provider of private primary, middle and high schools in China, announced today the results of the Company’s 2019 Annual General Meeting of Shareholders ("2019 AGM") held on June 6, 2019, at 10:00 a.m. local time in Hangzhou, Zhejiang, China.

At the 2019 AGM the Company’s shareholders:

1.	Re-elected Mr. Ming Wang, Mr. Cuiwei Ye, Mr. Ken He, Mr. Xiaofeng Cheng and Mr. Xiaohua Gu as directors of the Company to hold office until the next annual general meeting;
2.	Authorized the Board of Directors to fix the remuneration of the directors;
3.	Approved, ratified and confirmed the appointment of KPMG Huazhen LLP as the Company's independent auditors for the year ending June 30, 2019, and authorized the Board of Directors to fix their remuneration.

A Q&A session was also held during the meeting. For meeting minutes please visit: http://ir.hailiangedu.com/index.php/events_c

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms and languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative relations with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Contacts:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com